Steven P. Whaley Senior Vice President and Controller	702 SW 8th Street Bentonville, AR 72716 Phone 479.273.4000 www.walmart.com

June 16, 2008

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for Fiscal Year Ended January 31, 2007
Filed March 27, 2007
File No. 1-6991

Dear Mr. Moran:

This letter is in response to your letter dated May 7, 2008, addressed to Mr. H. Lee Scott, Jr., President and Chief Executive Officer of Wal-Mart Stores, Inc. (the “Company” or “Wal-Mart”) For ease of review, we have reproduced the Staff’s comments below in bold and our replies follow in a lighter font.

1.	We note your response to comments one and two in our letter dated March 13, 2008. In consideration of your response that Exhibits two, nine and 12 of your submission are not used by the CEO in his regular review as the CODM, we formally request you provide all of the financial information used during the course of a fiscal year by the CODM when assessing the operating performance and allocating resources within the company. Indicate on each report how often it is made available to the CODM. Please note that paragraph 10.c. of SFAS No. 131 merely states the information be made available to the CODM.

In our response to the Staff dated January 15, 2008, we provided Exhibits One and Three, which represent monthly internal reports made available to the CODM which report operating results. In addition, we provided Exhibit 13 which represents a financial scorecard report for the Wal-Mart Stores segment provided to the Board of Directors. We also provided Exhibits Six and Seven, which represent reports used by our CODM in our annual budgeting process for the total company and the Wal-Mart Stores segment to allocate resources. With this letter, we are providing financial scorecard reports and annual budget presentations for the Sam’s Club and International segments, respectively. Exhibits One, Three and 13, certain financial information from Exhibits Six and Seven, financial scorecards for the Sam’s Club and International segments, as well as certain financial information from the Sam’s Club and International segments’ budget presentations, represent all of the financial information used during the course of a year by our CODM when assessing the operating performance and allocating resources within the Company.

Exhibit One is provided to the full Board of Directors, including our CODM, on a monthly basis and includes the Company’s consolidated financial statements, analysis of operations, balance sheet analysis and other matters.

Exhibit Three is made available to our CODM on a monthly basis and used by him for assessing operating performance and allocating resources of the total company and each operating segment (i.e., the Wal-Mart Stores, Sam’s Club and

International segments) for the current month, the forecast for the remainder of the current quarter and the forecast for the remaining quarters of the current fiscal year. A current version of Exhibit Three, which includes year-to-date capital expenditures for each segment relative to plan and the prior year, is being provided to the Staff as Exhibit 15. Our CODM uses this report as the primary basis to assess performance of and allocate resources among our operating segments. Exhibit 15 is being provided to the Commission as requested by the Staff as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to us in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

Our CODM also attends individual quarterly review meetings with our Chief Financial Officer, Tom Schoewe, and each segment manager (the CEOs of the Wal-Mart Stores, Sam’s Club and International operating segments) to review and discuss segment performance and obtain updates on each segment’s business. As part of these meetings, each segment manager provides a financial scorecard to facilitate discussion in the quarterly meetings. We previously provided the scorecard for the Wal-Mart Stores segment as Exhibit 13 in our response dated January 15, 2008. We are now providing the scorecards for the Sam’s Club and International segments to the Commission as Exhibit 16 in response to the Staff’s comments as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to us in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

In addition to the reports noted above that are used by our CODM to regularly review the operating results of the operating segments, the CODM also uses certain information included in the annual budget presentations, which are made available annually, to allocate resources among the operating segments during the annual planning process. We previously provided the total company overview and the Wal-Mart Stores segment presentations as Exhibits Six and Seven, respectively, in our response dated January 15, 2008. We are now providing presentations for the Sam’s Club and International segments as Exhibits 17 and 18, respectively. These submissions to the Commission are in response to the Staff’s comments and are submitted as a supplemental submission under Rule 12b-4 under the Securities Exchange Act of 1934, which submission requests that the materials be returned to us in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

Please note the information contained in Exhibits Six, Seven, 17, and 18 which is used by the CODM to allocate resources is as follows: (1) Exhibit Six, “FY09 Budget, Company Overview,” pages 2 through 8 and page 12; (2) Exhibit Seven, “FY09 Budget Presentation, Wal-Mart US Segment,” pages 3 through 4; (3) Exhibit 17 (new submission), “FY09 Budget Presentation, Sam’s Club,” pages 4 through 6 and pages 8 through 10; and (4) Exhibit 18 (new submission), “FY09 Budget Presentation, Wal-Mart International,” pages 4 through 5. The annual budget presentations noted above also include additional information prepared as part of the Company’s annual planning process that is not used by the CODM in his role of assessing performance and allocating resources. The information used by the CODM to perform these tasks, which is total segment information, is consistent with how the CODM manages the Company, the organizational structure of the Company, and the accountability for the management of each segment imposed on the segment managers by the CODM. As we have previously mentioned, the CODM allocates resources among the three operating segments at the segment level, not within the segments. Consequently, each segment manager remains responsible for employing the resources allocated to his segment within his segment to meet its goals and objectives for its respective contribution to the performance of the overall Company.

In addition to our CODM’s regular review of operating results as described above, the Company also conducts, as part of its quarterly CEO and CFO financial certification process, a detailed review of the consolidated financial statements to be included in the respective Form 10-Q or Form 10-K filing. The CODM also reviews our quarterly earnings releases. Further, as part of his duties and responsibilities, the

CODM regularly interacts verbally with the members of his direct report group, which includes each of the segment managers. As part of this interaction, the CODM is apprised of operational matters and segment initiatives and he provides input and advice as needed or as requested by each of the segment managers.

2.	Please explain your interpretation of a regular review performed by a CODM, as contemplated in paragraph 10.b. of SFAS No. 131, and clarify why exhibits two, nine and 12 do not fall within your understanding of the regular review. Based on the sample of supplemental financial information submitted pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 we observe various financial information compiled on the basis of month end, three, six and nine months ended periods, annual and five year periods for the purpose of performance of these assessments. In addition there are at least fourteen separate instances, within the fiscal year end January 31, 2007, where the CODM performs ongoing reviews of financial information in a variety of formats for various periods. We also observe financial information as low as the individual store level up to and including the reporting business enterprise level.

Our interpretation of “regular review” is dependent upon the nature of the information being reviewed for the purposes of assessing performance and allocating resources. Generally, we interpret “regular review” to mean the review of the operating results of a component of our business by our CODM on a quarterly or more frequent basis to assess performance and allocate resources. Exhibits Two, Nine, and 12 are not pertinent to an understanding of the term “regular review” as those reports are not used by our CODM to assess performance and allocate resources.

As previously stated in our response to comment one in our letter dated April 16, 2008, Mr. Scott does not use Exhibit Two to assess performance of the Wal-Mart Stores segment, or of the stores of any particular format within that segment, or to allocate resources to any operating segment of the Company. Moreover, while he has been on the distribution list for this report as a matter of courtesy, he has confirmed that he has not historically reviewed and does not review this report for any purpose. Because he has not used this report, he has been removed from the distribution list for the report. Consequently, since the CODM does not in any way use or review Exhibit Two, we do not believe it is relevant to the determination of operating segments under SFAS 131.

As previously stated in our response to comment three in our letter dated April 16, 2008, Exhibit Nine was provided one time to the Board of Directors for informational purposes so that the Board of Directors could understand the overall slowdown in capital expenditures by the Wal-Mart Stores segment. It was not and is not information regularly provided to the Board of Directors, and since reported on a one time ad hoc basis, it is not information regularly reviewed by Mr. Scott, in any capacity, including as the CODM, for purposes of assessing performance and allocating resources.

As previously stated in our response to comment three in our letter dated April 16, 2008, Exhibit Twelve is a report provided to the Strategic Planning and Finance Committee (the “SPFC”) of the Board of Directors annually for informational purposes and it includes an analysis of estimated returns of individual stores opened over a defined period of time. In his capacity as the Chief Executive Officer of the Company, Mr. Scott is provided a copy of the materials sent to the SPFC. This report provides a post-approval review of the performance of numerous projects and insight as to whether the decision-making process with respect to those projects is working as intended. The report is not provided as a part of the capital allocation process or the capital expenditure approval process, which are undertaken within each segment on a project-by-project basis.

3.

Please describe the nature and extent of the interaction between the Strategic Finance and Planning Committee and Mr. Scott within the scope of executing his responsibilities as the CODM. We note the Committee’s charter states it has the authority and responsibility to assist management and communicate the Board’s input to management where it concerns strategic planning. In your response please specifically contrast the CODM’s function, as described in paragraph 12 of SFAS No. 131, with the Committee’s finance authority and responsibility to review the Company’s performance on major capital investment projects versus original projections and their planning authority and responsibility to:

—	Provide input from the Board to management in the development of the Company’s strategic plan;

—	Serve as a resource in assisting management in the development of the Company’s strategic plan;

—	Act in an advisory capacity in assessing the strategies and action plans designed to meet the Company’s strategic objectives; and

—	Serve as representatives of the Board in evaluating the Company’s strategic planning process.

In fiscal year 2007, the SPFC of Wal-Mart’s Board of Directors (the “Board”) held four meetings, which occurred on March 1, 2006, May 31, 2006, September 20, 2006 and November 16, 2006. Mr. Scott attends portions of SPFC meetings, as he does with the other meetings of Board Committees (i.e., the Audit Committee and Compensation, Nominating & Governance Committee). Although the SPFC receives information from management regarding various operational and strategic initiatives of the Company, at no time has the SPFC been asked by Mr. Scott or any other member of Wal-Mart management to approve any decisions regarding the allocation of resources to Wal-Mart’s operating segments. Mr. Scott has not otherwise discussed with the SPFC the allocation of resources to Wal-Mart’s segments or any assessment of the performance of the Company’s three operating segments. The SPFC has not given specific direction, input or advice to Mr. Scott, as the CODM of Wal-Mart or in any other capacity, as to what resources should be allocated to Wal-Mart’s segments.

Mr. Scott attended the four meetings of the Board held during fiscal year 2007 at which the SPFC’s chair gave oral reports regarding the SPFC meetings described above. The approved written minutes of those Board meetings reflect that those reports did not include any information or discussion regarding the allocation of resources to Wal-Mart’s segments or an assessment of the performance of the segments.

The information provided by management to the SPFC and the Board regarding the Company’s operational and strategic plans is not for approval purposes, but rather as a matter of good corporate governance in order to ensure that the SPFC and Board are fully informed and able to discharge their fiduciary obligations with respect to the Company.

Regarding the Staff’s request that we contrast the CODM’s function, as described in paragraph 12 of SFAS 131 (the “CODM Function”), with the SPFC’s authority and responsibilities as to certain matters, we note the following:

—	None of the SPFC’s authority and responsibilities as enumerated in its charter includes assessing the performance of the Company’s segments.

—

By the express terms of its charter, the SPFC has no power to authorize, approve or direct any actions to be taken by the Company, including the allocation of Wal-Mart’s resources to its segments. As noted above, the SPFC has not given directions, made recommendations or otherwise provided advice to Mr. Scott or others as to the allocation of resources to Wal-Mart’s segments.

—

The SPFC’s authority and responsibility to review the Company’s performance on major capital investment projects involve the SPFC evaluating the quality of the Company’s decisions to make such investments and evaluating management’s process in making those decisions. As such, this responsibility does not involve allocating resources or assessing historical segment performance. For example, the SPFC considered the information in Exhibit 12 in order to: (i) evaluate management’s decisions as to certain investment projects, (ii) evaluate the project approval process; and (iii) provide oversight as to strategic plan-related matters, but not to assess segment performance.

—

The SPFC’s authority and responsibility to provide input from the Board to management, and to serve as a resource in assisting management in the development of the Company’s strategic plan, do not involve the SPFC in the allocation of resources to Wal-Mart’s segments. The strategic plan does not reach the level of specificity represented by the allocation of resources to those segments.

—

The SPFC’s authority and responsibility to act in an advisory capacity in assessing the strategies and action plans designed to meet the Company’s strategic objectives result in the SPFC providing oversight and advice as to the Company’s strategies and the plans to implement those strategies. As such, this responsibility does not involve the actual allocation of resources or the assessment of segment performance.

—

The SPFC’s authority and responsibility to serve as representatives of the Board in evaluating the Company’s strategic planning process relate solely to evaluating how well Wal-Mart’s strategic planning process works. As such, this responsibility does not involve allocating resources or assessing segment performance.

—

The SPFC’s role focuses on strategic planning, as well as on finance matters such as long-range financial planning, dividends to be paid, the Company’s share repurchase program, and the Company’s debt structure and issuances of debt instruments. The SPFC does not have a mandate to be involved in decisions relating to operations, such as the decision as to what resources will be allocated to the Company’s various segments.

—

In summary, the SPFC’s authorities and responsibilities do not give the SPFC the power or authority necessary to take the actions required by, or to participate in, the CODM Function, and in fact, the SPFC does not assist with or otherwise perform the CODM Function.

4.	Please tell us the dates the Strategic Finance and Planning Committee met during the fiscal year ended January 31, 2007. Please provide us with a copy of the approved written minutes for each Committee meeting that fiscal year and the subsequent Committee reports presented by the Committee at the next regularly scheduled Board of Directors meeting.

Please see the response to Comment three for the dates of the SPFC’s meetings during the Company’s 2007 fiscal year. As requested by the Staff, copies of the approved written minutes of the SPFC’s meetings are being provided to the Commission supplementally as Exhibit 19 pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, which submission requests that the materials be returned to us in accordance with Rule 12b-4 and requests confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice. No written reports of the SPFC were prepared for the Board. However, the Company is providing to the Commission supplementally as Exhibit 20 pursuant to Rule 12b-4 excerpts of the minutes of the Board meetings referred to above that describe the oral reports made at those meetings by the SPFC chair regarding the SPFC meetings.

5.	We note your response to comment five in our letter dated March 13, 2008. Please tell us how the responsibilities of the Strategic Finance and Planning Committee affect your statement that Mr. Scott alone has the authority to assess performance of, and allocate resources on a company wide basis, if at all.

After giving due consideration to the authorities and responsibilities of the SPFC as set forth in its charter and to how the SPFC has historically discharged its authorities and responsibilities, the Company reiterates that Mr. Scott alone has the authority to: (i) assess the performance of Wal-Mart’s segments; and (ii) allocate resources to those segments. As a corporate governance matter, the SPFC has not been charged with the CODM Function and does not have the necessary power or authority to perform the CODM Function. As a factual matter, Mr. Scott alone is the person that performs the CODM Function for the Company. The SPFC has not made the allocations or assessments involved in the CODM Function or given formal direction, input or advice to Mr. Scott on the allocations he makes of the resources to the Company’s various segments or in connection with his assessments of the performance of Wal-Mart’s segments.

6.	We believe your single grouping of consumer product revenues is an overly broad view of what constitutes similar products and services. Page four of your Form 10-K, for example, discloses you operate retail stores in various formats and you provide a broad assortment of quality merchandise and services. The About Us page of walmartstores.com says “That’s why we offer the best quality merchandise at the lowest prices in all our stores, from school supplies, to household items and top quality groceries.” Furthermore, the left margin of the walmart.com site lists product categories that include apparel, babies, books, electronics, garden & patio, gift cards, gifts & flowers, home, jewelry, movies, music, pets, sports, toys, video games. Further, there are eight separate service categories listed on your website such as investment services and hair salon services that appear to have been included within your single consumer products grouping. While you represent that you do not maintain sales data within your general ledger system at the category level of detail, we note financial information you provided to us as part of your Exhibit two reported sales of general merchandise showing jewelry, shoes, photo division, wireless, division; and, sales of food showing meat, produce, dairy & frozen and so forth; and pharmacy and optical sales. We also read your press release dated March 6, 2008 reporting net sales for the four-week periods ending February 29, 2008 and March 2, 2007. Your discussion of comparable store sales with and without fuel referred to strength in the grocery, health and wellness and entertainment in the U.S. business segments. You also referred to February sales strength in key categories including, food, flat-panel TV’s, digital audio, video games and the pharmacy indicating that sales data by category is available. We assume that the sales you report in your press releases and elsewhere reconcile to your financial statements and can be used to provide the disclosure requested with categories such as that reported under Item 1. Business. Please revise the notes to your financial statements to provide the enterprise-wide disclosures required by paragraph 37 of SFAS 131.

In our judgment, as a mass merchant of consumer products, we do not believe our single grouping of products is an overly broad view of what constitutes similar products and services for purposes of SFAS 131 disclosures. While we recognize the Staff’s comment to revise the notes to our financial statements to include enterprise-wide disclosures, the Company’s general ledger systems, from which we produce our general purpose financial statements, do not have enterprise-wide product and service revenue information for all of the Company’s segments, at the same level as is presented in the Business section of our 2007 Form 10-K for the Wal-Mart Stores and Sam’s Club segments, or at any other meaningful level.

Even though the Company does not maintain detailed enterprise-wide product and service revenue information in its general ledger systems, which are used to produce our general purpose financial statements, management decided to include the information derived from the Company’s merchandise planning systems in the Business section of the 2007 Form 10-K, for its Wal-Mart Stores and Sam’s Club segments, because it believes that this information is helpful in understanding certain aspects of the Company’s segment operations in the U.S. This sales information is reported specifically for those individual segments, not as enterprise-wide information. However, within each segment, management will use the information derived from the merchandise planning systems to determine how certain product categories are performing relative to other categories. In this regard, for purposes of directional disclosures regarding sales, the Company will often disclose this information informally in press releases with respect to its sales or earnings, as well as in its periodic reports filed with the Commission, to assist in discussing trends.

We believe it is important to understand certain differences between our merchandise planning systems and our general ledger systems, on an enterprise-wide basis, with respect to sales data. First, our merchandise planning systems, used for management reporting, and our general ledger systems, used to produce our general purpose financial statements, vary in their groupings or categorization of sales information of individual merchandise items. Second, each operating segment also differs from other operating segments in its groupings or categorization of its sales information for similar merchandise items. Third, our merchandise planning systems represent sales data obtained directly from our point of sales systems, while our general ledger systems also include necessary revenue recognition adjustments under Generally Accepted Accounting Principles, which are made only at the total segment or entity level, not at the item or category level. Consequently, while total sales information in the general ledger systems and merchandise planning systems reconcile, sales information in both our merchandise planning systems and general ledger systems across our enterprise do not contain sales data in a consistent manner both between these systems or across segments. Finally, management frequently reclassifies merchandise items from one category to another, creating additional inconsistencies between the systems and across the segments. As a result of these facts, we believe sales data cannot be summarized at any meaningful level and in a consistent manner as would be required for the Company to include enterprise-wide disclosures for various groups of products and services in the notes to our financial statements. Therefore, it is impracticable to prepare and report enterprise-wide product and service revenue disclosures under SFAS 131 as the information is not available and the cost to develop it would be excessive.

7.	Please expand the notes to your financial statements to clarify whether net sales or membership and other income include consumer services revenue. If you grouped sales of services and products together within net sales, please advise or revise as set forth in Rule 5-03(b)(1) and Rule 5-03(b)(2) of Regulation S-X.

In future filings we will clarify that our net sales line includes certain customer service revenue. However, we have not presented a separate line item in our income statement as contemplated by Rule 5-03(b) (1) and Rule 5-03(b)(2) of Regulation S-X, since our customer service revenue is less than 10% of our aggregate net sales and, therefore, can be combined with our net sales of tangible products as permitted by Rule 5-03(b) of Regulation S-X. For fiscal year 2008, customer service revenue included in net sales was $2.1 billion, or 0.7% of our total net sales.

8.

We note your response to comment eight in our letter dated March 13, 2008. We note that ASDA is economically dissimilar from Wal-Mart Canada Limited and Wal-Mart de Mexico S.A. de C.V. Assuming that no individual foreign country meets the quantitative thresholds for separate reporting at this time please tell us how each foreign country satisfies the aggregation criteria for the purpose of combining them into one segment. For example, show us the economic characteristics of each country (i.e. operating profits) for each of the periods presented and tell us why each country’s regulatory environment are not dissimilar to all others. To the extent there may be substantial dissimilarities between groups of countries or regions of the world and these dissimilar groups exceed the quantitative threshold you are required to disaggregate the International segment.

As previously stated in our response to comment eight in our letter dated April 16, 2008, we have not aggregated multiple separate operating segments into an international reportable segment. The International segment is the operating segment that is managed by the segment manager, Michael T. Duke, Vice Chairman, International Division. The determination under SFAS 131 that our International segment is an operating segment has been made in the same manner as that described in previous responses to the Staff for our Wal-Mart Stores segment. Such determination is supported by our organizational structure and is based on the operating results regularly reviewed by our CODM for purposes of assessing performance and allocating resources. As such, since there is only one international operating segment, the analysis of similar economic characteristics for each country under SFAS 131, is not required.

If you have any questions regarding our responses or need further information, then please do not hesitate to contact me at (479) 204-8263.

Sincerely,

/s/ Steve Whaley

Steve Whaley

Senior Vice President and Controller

Wal-Mart Stores, Inc.

cc:	Audit Committee of the
Board of Directors,
Wal-Mart Stores, Inc.

H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.